Exhibit 99.1

JE Cleantech Holdings Limited Announces Option Agreement to Sell One of its Industrial Properties

Singapore, December 17, 2024 (GLOBE NEWSWIRE). JE Cleantech Holdings Limited (NASDAQ: JCSE) announced today that JCS-Echigo Pte Ltd, a wholly-owned subsidiary of JE Cleantech Holdings Limited, has entered into an option to purchase agreement with an independent and third party purchaser for the sale of its leasehold industrial property located at 17 Woodlands Sector 1 Singapore 738354 (the “Industrial Property”) for SGD7,393,000 (USD5,480,000) with the expected completion date of the transaction to occur by June 30, 2025. An initial deposit equivalent to five percent of the selling price amounting to SGD369,650 (USD274,000) has been collected by our subsidiary. The sale of this industrial building will give rise to a net gain of approximately SGD3.7 million (USD2.7 million) over the net book value upon completion. Nonetheless, the completion of this sale is conditioned mainly upon complying with the terms and conditions in obtaining consent from the lessor of the industrial property to the sale, transfer and/or assignment of the property and the unexpired leasehold interest in the industrial property to the purchaser.

Ms. Elise Hong, the CEO and Chairman, said: “We acquired this industrial property 11 years ago to set up the operation of the centralized dishwashing facility, and it has a remaining leasehold period of 19 years. We received an offer to purchase the property at a good price, and we believe having both the operations of manufacturing and dishwashing as well as management in the same facility will create both cost savings and operational benefits.”

About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Through its subsidiary, JCS-Echigo Pte Ltd, the company designs, develops, manufactures, and sells cleaning systems for various industrial end-use applications primarily to customers in Singapore and Malaysia. Its cleaning systems are mainly designed for precision cleaning, with features such as particle filtration, ultrasonic or megasonic rinses with a wide range of frequencies, high pressure drying technology, high flow rate spray, and deionized water rinses, which are designed for effective removal of contaminants and to minimize particle generation and entrapment. The Company also has provided centralized dishwashing services, through its subsidiary, Hygieia Warewashing Pte Ltd, since 2013 and general cleaning services since 2015, both mainly for food and beverage establishments in Singapore. For more information about JE Cleantech, please visit our website: www.jecleantech.sg.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “should,” “believe,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “continue,” “predict,” “project,” “potential,” “target,” “goal,” or other similar expressions in this announcement. These forward-looking statements include, without limitation, the Company’s expectations with respect to future performance and anticipated potential financial impacts. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s Form 20-F, and other filings with the United States Securities and Exchange Commission.

Contact:

Jason Long

Email address: enquiry@jecleantech.sg

Phone number: +65 63684198

Other number: +65 66029468